Exhibit 99.3

MERUS LABS INTERNATIONAL INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended September 30, 2016 and 2015

This Management’s Discussion and Analysis (the “MD&A”) sets out the financial performance, results of operations and condition of Merus Labs International Inc. (the “Company” or “Merus”) for the fiscal year ended September 30, 2016 (“FY 2016”) compared to the fiscal year ended September 30, 2015 (“FY 2015”). The analysis should be read in conjunction with the accompanying annual audited consolidated financial statements (the “Financial Statements”) for the years ended September 30, 2016 and 2015 and the related notes thereto.

The date of this MD&A is December 13, 2016.

FORWARD-LOOKING STATEMENTS

This MD&A contains certain statements or disclosures that may constitute forward-looking information or statements (collectively, “forward-looking information”) under applicable securities laws. All statements and disclosures, other than those of historical fact, which address activities, events, outcomes, results or developments that management of the Company anticipates or expects may or will occur in the future (in whole or in part) should be considered forward-looking information. In some cases, forward-looking information can be identified by terms such as “forecast”, “future”, “may”, “will”, “expect”, “anticipate”, “believe”, “could”, “potential”, “enable”, “plan, “continue”, “contemplate”, “pro forma” or other comparable terminology. Forward-looking information presented in such statements or disclosures may, amongst other things include:

•	our expectations regarding sales from its existing products, including its sales forecasts;
•	our ability to acquire new products;
•	our expectations regarding our ability to raise capital, including our ability to secure the financing necessary to acquire new products;
•	our expectations regarding sales from products that we acquire or license;
•	our forecasts regarding our operating expenditures, including general and administrative expenses,
•	our expectations regarding the development of our target markets;
•	our expectations regarding government regulations of our products and any new products that we acquire;
•	our expectations regarding currency exchange rates;
•	our expectations regarding income taxes;
•	our plans, objectives and targets for future revenue growth and operating performance;
•	our plans and objectives regarding new products that we may acquire; and
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•	our forecasted business results and anticipated financial performance.

The forward-looking information in statements or disclosures in this MD&A is based (in whole or in part) upon factors which may cause actual results, performance or achievements to differ materially from those contemplated (whether expressly or by implication) in the forward-looking information. Those factors are based on information currently available, including information obtained by Merus from third-party industry analysts and other third-party sources. Actual results or outcomes may differ materially from those predicted by such statements or disclosures. While we do not know what impact any of those differences may have, our business, results of operations, financial condition and credit stability may be materially adversely affected. Factors that could cause actual results or outcomes to differ materially from the results expressed or implied by forward-looking information include, among other things:

•	our ability to successfully market and sell our products;
•	our ability to service existing debt;
•	our ability to increase sales of our existing products;
•	our ability to acquire new products and, upon acquisition, to successfully market and sell new products that we acquire;
•	our ability to achieve the financing necessary to complete the acquisitions to new products;
•	market conditions in the capital markets and the biopharmaceutical industry that make raising capital or consummating acquisitions difficult, expensive or both;
•	unanticipated cash requirements to support current operations, to expand our business or for capital expenditures;
•	the acceptance of our products by regulatory and reimbursement agencies in various territories including Canada and Europe and inclusion on drug benefit formularies, hospital formularies and acceptance by pharmacies, physicians and patients in the marketplace;
•	determinations by regulatory and reimbursement agencies in various countries including Canada and Europe regarding the maximum reimbursement price payable for the products that we sell;
•	core patent protection for our product portfolio has expired or will expire in the future, which could result in significant competition from generic products resulting in a significant reduction in sales;
•	delays or setbacks with respect to governmental approvals, or manufacturing or commercial activities;
•	the patient health, legal, and commercial risks associated with patient adverse events or side effects resulting from the use of our products;
•	the inability to adequately protect our key intellectual property rights;
•	the loss of key management or scientific personnel;
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•	the activities of our competitors and specifically the commercialization of innovative or generic products that compete in the same category as our products;
•	the risk that we are not able to arrange sufficient, cost-effective financing to repay maturing debt and to fund expenditures, future operational activities and acquisitions, and other obligations; and
•	the risks associated with legislative and regulatory developments that may affect costs, revenues, the speed and degree of competition entering the market, global capital markets activity and general economic conditions in geographic areas where we operate.

Investors should review the full discussions as to material risks and uncertainties, and factors and assumptions used to develop forward-looking statements, included in our Annual Information Form for the year ended September 30, 2016 (the “2016 AIF”) and our related annual report on Form 40-F.

Various assumptions or factors are typically applied in drawing conclusions or making the forecasts or projections set out in forward-looking information. Those assumptions and factors are based on information currently available, including information obtained from third-party industry analysts and other third-party sources. In some instances, material assumptions and factors are presented or discussed elsewhere in this MD&A in connection with the statements or disclosure containing the forward-looking information. You are cautioned that the following list of material factors and assumptions is not exhaustive. The factors and assumptions include, but are not limited to:

•	no unforeseen changes in the legislative and operating framework affecting our business;
•	no unforeseen changes in the prices for our products in markets where prices are regulated;
•	no unforeseen changes in the regulatory environment for our products;
•	no unforeseen changes in our ability to maintain a consistent supply of regulatory quality approved products;
•	a stable competitive environment; and
•	no significant event occurring outside the ordinary course of business such as a natural disaster or other calamity.

Merus is not obligated to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable laws. Because of the risks, uncertainties and assumptions contained herein, security holders should not place undue reliance on forward-looking statements or disclosures. The foregoing statements expressly qualify any forward-looking information contained herein.

The above list of risk factors is not exhaustive. Other factors which could cause our actual results, performance or achievements to differ materially from those contemplated (whether expressly or by implication) in the forward-looking statements or other forward-looking information are disclosed in our publicly filed disclosure documents.

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All historical financial information is prepared in accordance with IFRS, unless otherwise noted, and is expressed in Canadian dollars.

Corporate OVERVIEW

We are a specialty pharmaceutical company focused on acquiring and optimizing legacy and growth products. We leverage our expertise and scalable commercial platform in Europe, Canada and select other markets to deliver value. We currently own, market and distribute the following pharmaceutical products within the territories described below pursuant to license and other intellectual property rights that we have acquired:

Name of Product	Acquired From	Indication	Territory Rights	Patent Protection
Nitrates Portfolio: Elantan®, Isoket® and Deponit®	UCB Pharma (February 2016)	Acute and chronic coronary artery disease	Twenty European countries, Mexico, Turkey and South Korea	None
Sintrom®	Novartis Pharma AG (September 2014)	Treatment and prevention of thromboembolic diseases	Certain European countries including Spain, Italy, Greece, Romania and Bulgaria	None
Emselex®/Enablex®	Novartis Pharma AG (July 2012)	Treatment of overactive bladder syndrome	Canada and Europe (excluding France, Spain and Italy)	Core patents expire in 2016, Supplemental Protection Certificate provides barrier through October 2019
Surgestone® and Provames®	Sanofi (March 2016)	Variety of women’s health indications	France	None
Speciafoldine®	Sanofi (March 2016)	Macrocytic anemia	France	None
Tredemine®	Sanofi (March 2016)	Tapeworm	France	None

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Name of Product	Acquired From	Indication	Territory Rights	Patent Protection

Salagen ®	Novartis Pharma AG (May 2015)	Treatment of symptoms of dry eye and dry mouth disorders; indicated for xerostomia following radiation therapy	Territory comprised of 50 countries, the majority of which are European counties, inclusive of France, Germany, Italy, Spain and the United Kingdom, and which also include Russia and a number of Western Asian countries	None
Estraderm MX®	Novartis Pharma AG (May 2015)	Treatment of signs and symptoms of estrogen deficiency due to menopause; prevention of accelerated postmenopausal bone loss	United Kingdom, Australia, Italy, Colombia, Spain, Poland and Singapore, and other EU countries (subject to Novartis supply obligation limitations)	None
Vancocin®	Iroko (May 2011)	Treatment of gastrointestinal tract bacterial infections (including C. difficile)	Canada	None

Our products are described in detail in our 2015 AIF, with additional detail regarding the products acquired from UCB Pharma and Sanofi provided below, in our material change reports filed February 11, 2016, February 29, 2016 and March 9, 2016, and in our business acquisition report filed May 3, 2016.

Merus’ head office is located at Suite 2110, 100 Wellington St. West, P.O. Box 151, Toronto, Ontario M5K 1H1. Our telephone number is 416-593-3725.

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Our common shares are publicly traded on the Toronto Stock Exchange (“TSX”) under the symbol “MSL” and on NASDAQ under the symbol “MSLI”.

CORPORATE STRATEGY

The primary focus of our corporate strategy is to acquire and optimize prescription medicines in the following categories:

•	On-patent but at maturity stage of product life cycle
•	Branded generics
•	Under-promoted products
•	Niche market pharmaceuticals
•	Growth products with a concentrated prescriber base that have been recently approved, or are expected to be approved within two years of acquisition
•	Products with annual sales below the critical threshold for large pharma

We have determined to expand our corporate strategy in order to target new medicines with growth potential. We believe that pursuing this expanded corporate strategy has the potential to complement the strong foundation that we have built through our existing legacy product portfolio and provide additional growth opportunities for our business. We have not completed any acquisitions of growth medicines to date, but our business development team has started to evaluate growth medicine products as part of their mandate. As with potential legacy product acquisitions, any acquisitions of growth medicine products will be contingent on our being able to negotiate acceptable acquisition terms and, if required, securing the necessary financing to fund and integrate the acquisition.

Our corporate growth strategy is driven by a product acquisition plan that employs an opportunistic approach to sourcing product acquisition candidates. This approach allows us to source pharmaceutical products across broad therapeutic classes and provides us access to acquisition targets not available to other players. Although we have a broad therapeutic focus, opportunities are pursued if a dedicated small-scale sales force can deliver incremental product sales. Our geographic focus is primarily Europe and Canada.

The result of this corporate strategy is a diversified product portfolio. To manage such a product portfolio, we layer a low-cost operating model on top of our light corporate infrastructure. We leverage the expertise of third-party contract manufacturing and regulatory service providers and maintain complete flexibility.

OVERVIEW

Material developments in our business in the preceding twelve months up to the date of this MD&A are summarized as follows:

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Date	Event
July 4, 2016	Merus announces completion of first regularly scheduled quarterly payment of principal under its new credit facility
July 1, 2016	Merus appoints Michael Bumby as Chief Financial Officer; and Frank Fokkinga as Vice-President, Global Regulatory Affairs, Quality and Compliance
March 30, 2016	Merus’ Board of Directors is re-elected
March 7, 2016	Merus completes acquisition of womens’ health portfolio from Sanofi S.A.
March 1, 2016	Merus completes $27 million bought deal private placement of subscription receipts
February 4, 2016	Merus completes acquisition of nitrates portfolio from UCB Pharma GmbH
February 1, 2016	Merus enters into $180 million amended and restated credit agreement with Bank of Montreal, CIBC and a syndicate of lenders

OVERALL PERFORMANCE

Revenues increased to $91.1 million for FY 2016 from $49.0 million for FY 2015, representing a year-over-year increase of 86%. Gross Basis Revenues1 increased to $111.4 million during FY 2016 from $66.1 million for FY 2015, representing a year-over-year increase of 68%. The increases in revenues and Gross Basis Revenues reflects Merus’ expanded portfolio of pharmaceutical products in FY 2016 in comparison to FY 2015.

[1]	See below under “Non-IFRS Financial Measures” for a discussion of Gross Basis Revenues and a reference to the reconciliation to the results presented in the financial statements.

Net loss increased to $9.5 million for FY 2016 from $0.24 million for FY 2015. The increase in net loss was primarily attributable to increased amortization expenses associated with Merus’ expanded portfolio of pharmaceutical products ($37.2 million for FY 2016, compared to $25.2 million for FY 2015) combined with increased general and administrative expenses, selling and marketing expenses resulting from expanded operations and foreign exchange and derivative losses resulting from a decline in the Euro over the period and the inception of a new interest rate swap, respectively. These increased expenses offset increases in gross margin resulting from increased revenue.

EBITDA2 increased to $37.5 million for FY 2016 from $29.9 million for FY 2015. Adjusted EBITDA2 increased to $43.2 million during FY 2016 from $32.6 million for FY 2015.

[2]	See below under “Non-IFRS Financial Measures” for a reconciliation of EBITDA and Adjusted EBITDA to net loss.
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Assets increased to $375 million as at September 30, 2016 from $264 million as at September 30, 2015 as a result of our acquisition of the nitrates portfolio from UCB and the women’s health portfolio from Sanofi in the second quarter of 2016. Total liabilities increased correspondingly to $178 million as at September 30, 2016 from $83 million as at September 30, 2015 resulting from a new $180 million debt facility arranged in connection with the UCB and Sanofi product acquisitions. We had a working capital deficit of $13.8 million as at September 30, 2016, compared to working capital of $36.5 million as at September 30, 2015. The year over year decrease is primarily attributable to cash used in the UCB and Sanofi product acquisitions and the increase in the current portion of long-term debt to $33.8 million as at September 30, 2016 from $15.5 million as at September 30, 2015 resulting from the UCB and Sanofi product acquisitions. The working capital deficit as at September 30, 2016 is primarily attributable to the current portion of our long-term debt in the amount of $36.1 million which is repayable under the Amended and Restated Credit Agreement, as further discussed below. As at September 30, 2016, excluding provisions and obligations related to long-term debt, we had working capital of $22.3 million compared to $52.0 million at September 30, 2015.

Cash provided by operating activities was $22.1 million for FY 2016, compared to $20.4 million for FY 2015. We plan to use cash provided by operating activities to fund the current portion of our long-term debt.

Overall, FY 2016 was a building year for us, marked by substantial product acquisition and integration efforts.  During the year, we completed the integration of the Novartis assets and acquired seven additional legacy products in Q2 FY 2016. To support this significant increase in scale and scope, we have undertaken necessary one-time and ongoing investments in new people, capabilities, systems and working capital. We have now built a solid pan-European platform and are sharply focused on key cost savings and sales optimization initiatives.

NON-IFRS FINANCIAL MEASURES

We use the following non-IFRS measures in this MD&A:

•	Gross Basis Revenue,
•	EBITDA, and
•	Adjusted EBITDA.

These non-IFRS measures are not recognized measures under IFRS and do not have a standardized meaning prescribed by IFRS. These measures are defined with reference to the nearest comparable IFRS measure in order that a reconciliation to the nearest comparable IFRS measure can be completed. Accordingly, these measures may not be comparable to similar measures presented by other companies. We use these non-IFRS measures in order to provide additional financial information to complement the closest IFRS measures in order to provide investors with a further understanding of our operations from management’s perspective. Investors should not consider that these non-IFRS measures are a substitute for analyses of the financial information that we report under IFRS. We use these non-IFRS measures in order to provide investors with a supplemental measure of our operating performance and thus highlight trends in our business that may not otherwise be apparent when relying solely on IFRS measures.

The definition of each of these non-IFRS financial measures is presented below:

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Gross Basis Revenue

As is necessary and customary in the pharmaceutical industry due to the regulatory framework, once we complete the acquisition of a pharmaceutical product, we enter into a transition phase during which the marketing authorizations necessary for us to legally market and sell the product are transferred to us from the vendor, for each country comprising the territory for which rights are acquired. Pending the completion of the transfer of the marketing authorizations, the vendor, in our case typically a major pharmaceutical company, will continue to market and sell the product in the acquired territories on our behalf. As they remain the legal seller of the products, the vendor remits to us a “profit transfer” amount that is calculated from the product sales, less the associated cost of goods, and less certain other expenses including an agreed amount payable to the vendor as consideration for their administering the product sales during the transition period. This arrangement is typically set out in a transition services agreement which is negotiated as part of the product acquisition agreement and is executed at the time of the closing of the product acquisition. The term of the transition services agreement is typically in the range of 9 to 12 months, and we are typically obligated to pursue transfer of the marketing authorizations in order that the transition services agreement is in effect for the shortest period possible.

For products that are in the transition phase during a reporting period, we have presented revenue on a net basis, as required in accordance with the Company’s accounting policies and IFRS, and on a “Gross Basis Revenue” basis. Reporting revenue on a net basis, as presented in our financial statements, requires that we report only the “profit transfer” amount that we receive from the vendor, and does not reflect the underlying sales value of the product to customers. Reporting on a “Gross Basis Revenue” basis better reflects both the actual sales of the product and the corresponding cost of goods sold associated with the product in the appropriate financial statement line items. This information is provided in order to allow investors to understand the actual underlying revenue for the recently acquired products in order that they can be comparable to other products and future periods.

Gross Basis Revenue is a non-IFRS measure that we define as the revenue that we would have received had we held title to and sold our products directly to our customers during the transition period. Gross Basis Revenue is calculated from revenue, which are reflected in our financial statements, by adding back the cost of goods sold and selling expenses that are associated with the revenue as reported by the vendor. We have provided a reconciliation of Gross Basis Revenues to net revenue on a product-by-product basis in this MD&A under Results of Operations.

EBITDA

We define EBITDA as earnings before interest expense, taxes, depreciation and amortization. We believe EBITDA to be an important measurement that allows us to assess the operating performance of our ongoing business on a consistent basis without the impact of amortization, debt service obligations and other non-operating items. We exclude amortization because its level depends substantially on non-operating factors such as the historical cost of intangible assets.

Adjusted EBITDA

We define Adjusted EBITDA as earnings before interest expense, taxes, depreciation, amortization, impairment charges, non-cash share based compensation, foreign exchange and derivative gains or losses, investment income or expense, and acquisition costs. We believe Adjusted EBITDA to be an important measurement that allows us to assess the operating performance of our ongoing business on a consistent basis without the impact of amortization and impairment expenses, debt service obligations, other non-operating and non-cash items, and one-time events. We exclude amortization and impairment expenses because their level depends substantially on non-operating factors such as the historical cost of intangible assets.

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The following table provides a reconciliation of EBITDA and Adjusted EBITDA to net loss for the period, being the most directly comparable IFRS measure:

	Fiscal Year ended September 30
	2016	2015

Net loss for the period	$(9,459,044)	$(237,879)

Finance costs	8,925,860	4,551,861
Income tax expense (recovery)	884,772	(1,079,294)
Depreciation	29,834	15,591
Amortization of intangible assets	37,163,688	25,184,970
EBITDA	$37,545,100	$29,858,745

Add/(Deduct):
Acquisition costs	2,416,187	0
Non-cash share based compensation	2,614,499	2,512,459
Investment income	54	1,769
Foreign exchange losses (gains)	633,622	(1,294,980)
Derivative losses (gains)	(6,237)	1,535,920
Adjusted EBITDA	$43,203,235	$32,613,913

RECENT DEVELOPMENTS

UCB Products

On February 4, 2016, we completed the acquisition from UCB Pharma GmbH (“UCB”) of the nitrates business of UCB comprised of the rights to the Elantan®, Isoket® and Deponit® pharmaceutical products (together, the “UCB Products”) in Europe and select other markets (the “UCB Product Acquisition”). The UCB Products were purchased pursuant to a purchase agreement entered into by Merus, one of our wholly owned subsidiaries, and UCB on February 1, 2016 (the “UCB Purchase Agreement”).

The UCB Products acquired include a variety of formats, including tablet, spray, patch and injectable presentations. The UCB Products belong to a category of pharmaceuticals called nitrates, and are used to treat both acute and chronic coronary artery disease. Short acting nitrates are considered to be the vasodilators of choice for acute coronary syndromes. According to the European Society of Cardiology guidelines, sub-lingual or IV nitrates are recommended for first-line treatment for the control of ischaemic symptoms in patients with evidence of heart failure, in patients with unstable angina, and in the acute phase of myocardial infarction. Treatments for coronary artery disease including nitrates are mainly prescribed by cardiologists and emergency room physicians, many of whom are also cardiologists.

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The UCB Purchase Agreement includes exclusive rights to manufacture, market and sell the UCB Products in twenty European countries, Mexico, Turkey and South Korea (the “Territories”). France, Germany, Italy, Spain and the United Kingdom are all included in the Territories. Approximately 80% of the UCB Product revenue is derived from countries where we already sell other products. The rights acquired in under the UCB Purchase Agreement include exclusive know-how, business contracts, purchase orders, marketing authorizations, intellectual property, existing inventory relating to the UCB Products and goodwill. UCB has agreed to transfer to us the benefit of each marketing authorization which it holds in relation to the UCB Products, subject to the terms and conditions of a transition services agreement and of the UCB Purchase Agreement. Under the terms of the UCB Purchase Agreement we will take over multiple contracts including contract manufacturing agreements with a third-party manufacturer.

We made a one-time payment of €92 million (2.7 times trailing 12 months net revenue of approximately €34 million) for the UCB Products.  The acquisition was funded with cash-on-hand and a new Euro-denominated five year term debt facility, as described below.

European sales make up the majority of the revenue from this portfolio. Historically, UCB relied on partners to sell its Nitrate portfolio in select regions. Each partnership involves a combination of license, promotion, co-marketing, supply and/or distribution. Each partnership must be managed independently to maximize the full value of the portfolio. We have identified opportunities to improve upon UCB’s distribution network as well as to provide select promotion in some territories. Opportunities also exist to launch the UCB Products in certain new markets, and to expand formulations in the existing markets.

In South Korea, the second largest market for the nitrates portfolio, the existing supply and distribution arrangement is with a partner that purchases product exclusively from UCB at a fixed price with minimum sales targets. The partner receives a distribution fee as well as a service fee for promotional services.

Amended and Restated Credit Agreement

In connection with the completion of the UCB Product Acquisition, we entered into an amended and restated credit agreement dated February 1, 2016 (the “Amended and Restated Credit Agreement”) between Merus, as borrower, the Bank of Montreal, as co-lead arranger, sole bookrunner and administrative agent, Canadian Imperial Bank of Commerce, as co-lead arranger and syndication agent, and certain credit parties and lenders thereto (the “Lenders”). The Amended and Restated Credit Agreement amends and restates the credit agreement dated September 8, 2014 entered into between the Merus, as borrower, the Bank of Montreal, as agent, and certain credit parties and lenders thereto (the “Original Credit Agreement”).

The material terms of the Amended and Restated Credit Agreement are summarized as follows:

•	Pursuant to the terms of the Amended and Restated Credit Agreement, the Lenders agreed to provide senior secured credit facilities in the aggregate amount of $180 million, including a senior secured revolving credit facility in the principal amount of $10 million and senior secured term facilities in the aggregate principal amount of $170 million.
•	The applicable interest rates of loans advanced under the credit facilities are determined by reference of the ratio of our senior funded debt to its EBIDTA, as determined in accordance with the terms of the Amended and Restated Credit Agreement.
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•	Advances under the senior secured term facilities are repayable over a five-year term, with equal quarterly repayments of the principal advanced.
•	All of our obligations under the Amended and Restated Credit Agreement are guaranteed by all material Merus subsidiaries and are secured by our assets and the assets of and equity interests in our material subsidiaries.

We converted our outstanding debt owing under the original credit agreement entered into in September 2014 in connection with our acquisition of Sintrom®, into a Euro-denominated five-year term debt facility under the Amended and Restated Credit Agreement.

Subscription Receipt Financing

On March 1, 2016, we sold, on a bought-deal private placement basis, an aggregate of 14,250,000 subscription receipts at a price of $1.90 per subscription receipt, for aggregate gross proceeds of $27.1 million.  The proceeds of the Subscription Receipts were delivered into escrow upon issuance of the Subscription Receipts and were used to fund the acquisition of the Sanofi Products, as described below. Each Subscription Receipt was converted into one special warrant upon completion of the escrow release on March 1, 2016. Each special warrant subsequently converted into one common share on May 18, 2016 following the filing of a prospectus supplement further to our base shelf prospectus dated October 30, 2015 that qualified the issuance of the common shares underlying the special warrants.

We used the proceeds of the subscription receipt financing, together with an advance under our amended and restated credit facility announced on February 1, 2016, to fund the acquisition of the Sanofi Products.

Purchase of the Sanofi Products

On February 23, 2016, we entered into an agreement with Sanofi S.A. (“Sanofi”) to acquire the rights to the Surgestone®, Provames®, Speciafoldine®, and Tredemine® pharmaceutical products (the “Sanofi Products”) in France for a purchase price of €22.5 million. Surgestone® and Provames® are used in a variety of women's health indications, Speciafoldine® is used to treat macrocytic anemia and Tredemine® is a World Health Organization recognized essential medicine to treat tapeworm. The acquisition of the Sanofi Products was completed on March 7, 2016.

The acquisition of the Sanofi Products pursuant to the Sanofi Purchase Agreement was funded by (i) the proceeds of the subscription receipts financings, together with (ii) an additional advance under the Company’s Amended and Restated Credit Facility.

Changes to the Competitive Landscape

Enablex

During 2014, we were informed by the German Federal Joint Committee (G-BA), responsible for directives on drug reimbursement policy, of their plan to introduce a single reimbursement class for all anticholinergic-based OAB products in the German market. On December 4, 2015, the proposed maximum reimbursement prices per product were published. Based on the new prices, we expected to see an approximate 60% price reduction on Emselex sold in the German market. The new price became effective April 1, 2016 and we were obligated to reimburse distributors for the difference in price (the original price they had paid less the new price) for any inventory they had on hand. We had made an appropriate accrual for this amount in our FQ2 2016 financial statements and actual reimbursements were materially consistent with this accrual. Emselex continues to sell well in Germany with the new lower price resulting in greater volume.

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Arbitration Proceeding

In August 2014, we received notice of a request for arbitration from LG Life Sciences (“LGLS”), the original owner of the Company’s former Factive® product.  This request for arbitration was based on the original license agreement entered into by LGLS and Chiesi.  The arbitration proceedings were brought under the rules of arbitration of the International Chamber of Commerce (the “ICC Arbitration”). The ICC Arbitration named us as a respondent together with Chiesi and Vansen Pharma, Inc.  The request for arbitration included the allegation that Chiesi did not have the legal right to transfer the Factive product to Merus under the Factive Asset Purchase Agreement. LGLS sought an award for damages relating to an alleged breach of contract, as well as disgorgement of revenue and other benefits derived by us from sales of Factive. The ICC arbitration tribunal dismissed the claims of LGLS against us in the decision of the panel issued in May 2016.  Additionally, the ICC arbitration panel also dismissed the claims that we and Chiesi had each asserted against one another, seeking indemnity and damages related to LGLS’s claim.  The ICC arbitration tribunal issued a final decision in November 2016 denying any liability of Merus to LGLS resulting from Vansen’s failure to return the license to sell Factive to LGLS. Accordingly, we have been successful in defending these claims under the ICC Arbitration.

We continue to a party to an arbitration proceeding under the International Centre for Dispute Resolution of the American Arbitration Association (the “AAA Arbitration”) brought by Chiesi under the Factive Asset Purchase Agreement. Chiesi is claiming indemnification from us with respect to: (i) costs incurred by Chiesi to reimburse wholesalers for expired or returned Factive product, (ii) investigative costs incurred by Chiesi to defend claims from wholesalers, (iii) the cost of any government rebates paid by Chiesi in connection with sales of Factive after execution of the Asset Purchase Agreement, and (iv) legal costs incurred by Chiesi to defend against LGLS’s original claim under the ICC Arbitration.  We are assessing our legal options relative to these liabilities and will challenge the merits of each claim, the amounts claimed, and our liability under each claim as appropriate. We have noted this contingent liability in the notes to our financial statements.

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RESULTS OF OPERATIONS FOR THE YEAR ENDED SEPTEMBER 30, 2016 AND 2015

The Company’s results of operations and financial position for the three years ended September 30, 2016, 2015 and 2014 are presented below:

	Years ended September 30
	2016	2015	2014
Total Assets:	375,384,718	263,983,609	198,193,366

Current Liabilities:	58,673,560	25,822,359	20,514,583
Non-Current Liabilities:	119,070,535	57,363,800	72,990,528
Total Liabilities	177,744,095	83,186,159	93,505,111

Revenue:
Enablex/Emselex	$27,653,608	$27,380,718	$20,699,916
Sintrom	28,288,956	15,486,207	1,007,443
Nitrates Portfolio	17,845,042	–	–
Sanofi Portfolio	4,637,134	–	–
Salagen	7,038,739	2,141,556	–
Vancocin	2,548,518	3,272,165	4,444,081
Estraderm	3,064,191	677,779	–
Total Revenue	91,076,188	48,958,425	26,151,440
Cost of Goods Sold	29,938,204	7,535,124	4,493,769
Gross Margin	$61,137,984	$41,423,301	$21,657,671

Operating Expenses	$60,792,579	$35,227,428	$25,755,218

Operating Income (Loss)	345,405	6,195,873	(4,097,547)

Net Loss	$(9,459,044)	$(237,879)	$(8,061,698)

Dividends Declared	Nil	Nil	Nil

Revenue

Revenue for FY 2016 increased to $91.1 million from $49.0 million for FY 2015, representing a year-over-year increase of 86%. This increase in revenue is primarily attributable to the increase in the number of products in our portfolio resulting from our recent acquisitions, combined with the continued transition of our acquired products from a net revenue accounting basis to a gross revenue accounting basis as the associated marketing authorizations are transferred to us.

Gross Basis Revenue for FY 2016 increased to $111.4 million from $66.1 million for FY 2015, representing a year-over-year increase of 68%. This increase in revenue is primarily attributable to the increase in the number of products in our product portfolio resulting from our recent acquisitions as well the inclusion of Salagen and Estraderm for the entire FY 2016 versus only part of FY 2015. The reconciliation of Gross Basis Revenue to Revenue, being the nearest IFRS measure, is provided below under “Product Portfolio Revenue”. See also above under “Non-IFRS Measures”.

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Revenue in FY 2016 includes sales of the nitrates portfolio acquired from UCB and the women’s health portfolio acquired from Sanofi in the second quarter of FY 2016, as well as sales of Salagen and Estraderm acquired in May 2015. Revenue in FY 2015 was attributable to sales of only Sintrom, Enablex and Vancocin, as well as sales of Salagen and Estraderm only following their acquisition in May 2015.

Sales in the United Kingdon are in the range of 10% of our total product sales. Accordingly, we anticipate that our business will not be materially impacted by Brexit.

Cost of Sales

Cost of goods sold for FY 2016 increased to $29.9 million from $7.5 million in FY 2015. As with the increase in revenue, the increase in costs of goods sold was primarily attributable to the growth of our product portfolio from FY 2015 to FY 2016 and the transition of recently acquired products from net revenue accounting to gross revenue accounting.

On a gross basis, cost of goods sold for FY 2016 increased to $50.3 million from $24.7 million in FY 2015. This increase in cost of goods sold was primarily attributable to the growth of our product portfolio from FY 2015 to FY 2016 and to higher sales volumes on certain products.

Gross Margin

Gross margin for FY 2016 was $61.1 million compared to $41.4 million for FY 2015. Gross margin as a percentage of revenue for FY 2016 was 67.1%, compared to 84.6% in FY 2015. The decrease in our gross margin as a percentage of revenue is due primarily to the transition from recording Sintrom on a net revenue basis to a gross revenue basis. Details of the transition from net revenue to Gross Basis Revenue on a product-by-product basis are described further below under “Product Portfolio Details”.

Gross margin as a percentage of Gross Basis Revenue for FY 2016 was 54.9%, compared to 62.6% in FY 2015. The decrease in our gross margin percentage is reflective of the change in the makeup of the product portfolio which now includes products with lower margins than in the prior year period as well as the impact of a stronger US dollar on the purchase of certain goods billed in USD. Once we have transitioned to more cost effective Euro denominated manufacturers over the next 6 to 12 months, the gross margin percentage is expected to improve substantially.

Operating Income

Operating income for FY 2016 was $0.3 million, compared to operating income of $6.2 million for FY 2015. The decrease in operating income is primarily attributable to increased amortization expenses associated with Merus’ expanded portfolio of pharmaceutical products ($37.1 million for FY 2016, compared to $25.2 million for FY 2015) combined with increased general and administrative expenses, selling and marketing expenses resulting from expanded operations, product acquisition costs and foreign exchange losses resulting from a decline in the Euro over the period.

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Net Loss

Net loss for FY 2016 increased to $9.5 million ($0.09 loss per share), compared to a net loss of $0.2 million ($0.00 loss per share) for FY 2015, which is attributable to our decreased operating income combined with higher borrowing costs to support an expanded portfolio and an increased income tax expense.

EBITDA and Adjusted EBITDA

EBITDA for FY 2016 increased to $37.5 million from $29.9 million for FY 2015. Adjusted EBITDA, which adds back non-cash share based compensation, foreign exchange losses (gains), derivative losses and (gains), investment expenses (income) and acquisition costs, was $43.2 million for FY 2016, compared to $32.6 million for FY 2015. Both EBITDA and Adjusted EBITDA are reflective of our expanded portfolio and execution of its strategy.

Product Portfolio Revenue

Revenue from our product portfolio for FY 2016 is presented below. Revenue for products that are in a transition phase pending the transfer of marketing authorizations are presented in our financial statements on a net revenue basis and accordingly reflect revenue net of cost of goods and selling expenses. Below we present and discuss revenue for these products on Gross Basis Revenue basis and have included a table that reconciles Gross Basis Revenue with revenue on a net revenue basis, as reported in our financial statements. See above under “Non-IFRS Financial Measures” for a discussion of the definition of Gross Basis Revenue.

Product revenue is summarized in the table below for FY 2016.

	Year Ended September 30
	2016			2015
	Revenue as Reported	Add: COGS and Selling Expense included in Revenue	Gross Basis Revenue[1]	Revenue as Reported	Add: COGS and Selling Expense included in Revenue	Gross Basis Revenue[1]
Enablex/Emselex	27,653,608	–	27,653,608	27,380,718	–	27,380,718
Sintrom	28,288,956	3,707,290	31,996,246	15,486,207	16,188,726	31,674,933
Nitrates portfolio	17,845,042	15,077,712	32,922,754	–	–	–
Sanofi portfolio	4,637,134	–	4,637,134	–	–	–
Salagen	7,038,739	921,018	7,950,757	2,141,556	511,296	2,652,852
Vancocin	2,548,518		2,548,518	3,272,165	–	3,272,165
Estraderm	3,064,191	626,019	3,690,210	677,779	474,378	1,152,157
Total Revenue	91,076,188	–	111,399,227	48,958,425	–	66,132,825
Cost of Goods Sold	29,938,204	20,323,039	50,261,243	7,535,124	17,174,400	24,709,524
Gross Margin	61,137,984	–	61,137,984	41,423,301	–	41,423,301

Gross Margin (%)	67.1%		54.9%	84.6%		62.6%

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Enablex

We completed the acquisition of Enablex from Novartis in 2013 and sales of Enablex are no longer subject to any transitional agreement.

Gross Basis Revenues attributable to Enablex for FY 2016 increased to $27.6 million from $27.4 million for FY 2015, representing an increase of 1.0%. Enablex sales in Q3 and Q4 of FY 2016 reflect the full impact of the 60% reduction in the maximum reimbursable price for Enablex in Germany, the product’s largest market, which became effective April 1, 2016. The decrease in price was partly off-set by volume increases for Enablex in Germany, as anticipated. According to IMS, unit volumes were approximately 20% above the prior year quarters for Germany. Sales in the UK, Netherlands and Portugal continue to demonstrate solid results and on July 1, 2016 we launched Emselex in two new markets, the Czech Republic and Hungary.

Sintrom

We completed the acquisition of Sintrom in September 2014. The significant majority of our Sintrom sales in FY 2016 were not subject to any transitional agreement, while sales in certain markets remained subject to our original transitional agreement with Novartis pending transfers of remaining market authorizations. Accordingly, net revenue for FY 2016 reflect a combination of sales of Sintrom on a gross basis and a net basis. All marketing authorizations had been transferred prior to the commencement of Q4 2016.

Gross Basis Revenue for Sintrom increased to $32.0 million for FY 2016 from $31.7 million for FY 2015, representing an increase of 1.0%. Wholesaler inventory levels at year-end were approximately two weeks above normal levels driven by increases in safety stock taken during the ongoing tech transfer. Annual sales of Sintrom will reflect normalizing this inventory as the tech transfers are completed in FY 2017.

Nitrates Portfolio

We completed the acquisition of the nitrates portfolio from UCB on February 4, 2016. The majority of sales conducted during the fiscal year were being made by UCB for our account in accordance with the transition services agreement that we entered into with UCB on closing of the acquisition. Certain territories transferred off of this transition services agreement during Q4 2016. Accordingly, net revenue for FY 2016 reflects a combination of sales of nitrates on a gross basis and a net basis.

Gross Basis Revenue from the newly-acquired nitrates portfolio was $32.9 million for FY 2016 and reflects the period from the date of the portfolio’s acquisition on February 4, 2016 through to September 30, 2016. Cost of goods were higher than expected in FY 2016 as the Company worked through inventory which existed at the time of acquisition, which was required to be purchased at a higher transfer price as part of the acquisition agreement. This situation partially continued into Q4 2016, but newly produced goods began being purchased at a lower cost during Q4 2016.

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Sanofi Portfolio

We completed the acquisition of the women’s health portfolio from Sanofi on March 7, 2016 for which there is a short transitional services arrangement, which was structured differently from past transitional services arrangements due to the simplicity of the acquisition (one territory only).

Revenues from the Sanofi product portfolio during FY 2016 were $4.6 million compared with nil in FY 2015.

Salagen

We completed the acquisition of Salagen from Novartis on May 21, 2015. All sales were initially made subject to a transition services agreement. As a result of the transfer of certain of the marketing authorizations, only a portion of the revenues from Salagen during FY 2016 were recorded on a net revenue basis. All marketing authorizations had been transferred prior to the commencement of Q4 2016.

Gross Basis Revenue for Salagen was $8.0 million for FY 2016, compared to $2.6 million for FY 2015. Results for Salagen for FY 2015 reflect sales from the acquisition date of May 21, 2015 to September 30, 2015 and, accordingly, the results from FY 2015 represent less than half of what was sold during FY 2016. The remaining increase relates to wholesaler buying patterns reflecting the transfer of commercial operations from Novartis to Merus, whereby the local affiliates of Novartis sell their remaining stock to Merus who subsequently sells it to its customers in the respective territories.

Estraderm

We completed the acquisition of Estraderm from Novartis on May 21, 2015. All sales were initially made subject to a transition services agreement. As a result of transfer of certain of the marketing authorizations, only a portion of the revenues from Estraderm during FY 2016 were recorded on a net revenue basis. All marketing authorizations had been transferred prior to the commencement of Q4 2016.

Revenues from Estraderm during FY 2016 on a Gross Basis Revenue basis were $3.7 million, compared to $1.2 million for FY 2015. Results for Estraderm for FY 2015 reflect sales from the acquisition date of May 21, 2015 to September 30, 2015 and, accordingly, the results from FY 2015 represent less than half of what was sold during FY 2016. Results for FY 2016 are higher than usual due to the transfer of commercial operations from Novartis to Merus for the majority of Estraderm markets during FQ2 2016. The stock transferred during FQ2 2016 was higher than the normal in-market demand for this product and sales are expected to normalize during FY 2017.

Vancocin

We completed the acquisition of Vancocin in 2012. Sales of Vancocin are not subject to a transition services agreement and are all recorded on a gross basis.

Revenues attributable to Vancocin for FY 2016 declined to $2.5 million from $3.3 million for FY 2015. The decrease in revenue from Vancocin on a year-over-year basis is due to higher product returns and an increase in our estimated returns provisions on current sales. Further, sales volumes have declined over the prior year as the market competition matures and as there has been no recent significant outbreaks of C. difficile.

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Operating Expenses

	Year Ended September 30
	2016	2015
Selling & Marketing
Marketing and promotion	524,211	926,758
Regulatory and pharmacovigilance	5,356,672	583,816
Logistics and warehousing	1,045,289	600,419
Consulting and other selling	1,740,068	273,840
Total	8,666,240	2,384,833

General & Administrative
Salaries, bonus, and benefits	4,106,396	2,302,726
Professional fees	2,704,741	2,853,891
Business development	398,456	128,398
Exchange and filing fees	231,709	203,643
Travel expenses	479,291	207,753
Rent and premises expenses	326,924	168,742
Other	1,020,992	559,402
Total	9,268,509	6,424,555

Selling and Marketing Expense

Merus incurred selling and marketing expenses of $8.7 million for FY 2016, compared to $2.4 million for FY 2015. Selling and marketing expenses include all costs related to marketing, promoting and selling our products. Certain amounts in the prior period have been reclassified in order to better reflect true selling costs and improve comparability.

Additional one-time and ongoing regulatory, quality, pharmacovigilance, medical information expenses were required to manage the increased size and complexity of our portfolio. Significant investments were made in systems, processes and resources to handle the increased business requirements.

General and Administrative Expense

General and administrative expenses for FY 2016 were $9.3 million, compared to $6.4 for FY 2015 and do not include non-cash share-based compensation. General and administrative expenses in the current year increased compared to the previous year, primarily due to increased headcount, increased investment in business development, increased due diligence expenses with respect to potential acquisitions, and the scaling-up of operations due to a larger product portfolio.

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Share-based Compensation

Share-based compensation costs increased to $2.6 million for FY 2016 from $2.5 million for FY 2015 primarily due to a slight increase in grants of stock options and performance share units to management and employees during FY 2016.

Amortization of Intangible Assets

Amortization expense of intangible assets for FY 2016 increased to $37.2 million from $25.2 million for FY 2015. The increase in amortization is mainly due to the additions of the UCB and Sanofi products in FY 2016 as well as the addition of Salagen and Estraderm to the portfolio in the middle of the FY 2015.

Foreign Exchange Losses (Gains)

Foreign exchange losses increased to $0.6 million for FY 2016, compared to a foreign exchange gain in FY 2015 of $1.3 million. The loss in FY 2016 was primarily due to the depreciation in value of US dollar and Euro denominated balances during this period. Foreign currency gains in FY 2015 were attributable to the appreciation of the USD dollar and Euro compared to the Canadian dollar.

Interest Expense

Interest expense increased to $8.9 million for FY 2016 from $6.0 million for FY 2015 as a result of our increased debt in FY 2016 compared to FY 2015. The higher interest charges relate to the higher average outstanding debt balance during the current year period in connection with the loans under the Amended and Restated Credit Agreement that was executed in February 2016 as well as increased expense for the amortization of capitalized transaction costs of the new loan and writing off of the capitalized transaction costs associated with the extinguishment of the old loan.

Derivative Losses (gains)

Derivative gains of $0.006 million were recorded in FY 2016, primarily related to the mark-to-market of a new interest rate swap entered into in May 2016 in connection with the new Euro-denominated debt, offset by the settlement of favourable Euro foreign exchange hedges during the period. Derivative losses of $1.5 million were recorded in the FY 2015 primarily due to the settlement and mark-to-market of unfavourable interest rate swaps and Euro foreign exchange hedges.

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THREE MONTHS ENDED SEPTEMBER 30, 2016 AND 2015

Summary

	Three months ended September 30
	2016	2015

Revenues	$29,789,797	$16,144,479
Cost of goods sold	10,826,255	4,019,863
Gross margin	18,963,542	12,124,616
Operating expenses:
Selling and marketing	4,064,407	803,291
General and administrative	3,274,614	2,010,873
Share-based compensation	562,387	475,995
Acquisition costs	(1,385)	–
Amortization of intangible costs	10,386,144	7,331,944
Depreciation	12,575	4,067
Foreign exchange losses (gains)	(2,385,981)	117,496
	15,912,761	10,743,666
Operating (loss) income	3,050,781	1,380,950

Finance costs, net	2,621,193	1,237,317
Derivative (gains) losses	71,625	1,569,028
Investment (income) loss	(47)	2,335

Earnings (loss) before income taxes	358,010	(1,427,730)

Income tax expense (recovery)	423,606	(1,450,242)

Net income for the period	$(65,596)	$22,512

Revenue

Revenue for Q4 2016 increased to $29.8 million from $16.1 million for Q4 2015, representing a year-over-year increase of 85%. This increase in revenue is primarily attributable to the increase in the number of products in our portfolio resulting from our recent acquisitions, combined with the continued transition of our acquired products from a net revenue accounting basis to a gross revenue accounting basis as the associated marketing authorizations are transferred to us. As at year end, we only had one group of products, namely our UCB product portfolio, subject to marketing authorization transfer arrangements.

Gross Basis Revenue for Q4 2016 increased to $34.3 million from $20.9 million for Q4 2015, representing a year-over-year increase of 64%. This increase in revenue is primarily attributable to the increase in the number of products in our product portfolio resulting from our recent acquisitions. The reconciliation of Gross Basis Revenue to Revenue, being the nearest IFRS measure, is provided below under “Product Portfolio Revenue”. See also above under “Non-IFRS Measures”.

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Cost of Sales

Cost of goods sold for Q4 2016 increased to $10.8 million from $4.0 million in Q4 2015. As with the increase in revenue, the increase in costs of goods sold was primarily attributable to the growth of our product portfolio from Q4 2015 to Q4 2016 and the transition of recently acquired products from net revenue accounting to gross revenue accounting.

On a gross basis, cost of goods sold increased for Q4 2016 $15.4 million from $8.8 million in Q4 2015. This increase in cost of goods sold was primarily attributable to the growth of our product portfolio from Q4 2015 to Q4 2016 and to higher sales volumes on certain products.

Gross Margin

Gross margin for Q4 2016 was $19.0 million compared to $12.1 million for Q4 2015. Gross margin as a percentage of revenue for Q4 2016 was 63.7%, compared to 75.1% in Q4 2015. The decrease in our gross margin as a percentage of revenue is due primarily to the transition from recording Sintrom, Salagen and Estraderm on a net revenue basis to a gross revenue basis. Details of the transition from net revenue to Gross Basis Revenue on a product-by-product basis are described further below under “Product Portfolio Details”.

Gross margin as a percentage of Gross Basis Revenue for Q4 2016 was 55.2%, compared to 58.0% in Q4 2015. The decrease in our gross margin percentage is reflective of the change in the makeup of the product portfolio which now includes products with lower margins than in the prior year period as well as the impact of a stronger US dollar on the purchase of certain goods billed in USD. Once we have transitioned to more cost effective Euro denominated manufacturers over the next 6 to 12 months, the gross margin percentage is expected to improve substantially.

Operating Income

Operating income for Q4 2016 was $3.0 million, compared to operating income of $1.4 million for Q4 2015. The increase in operating income is primarily attributable to increased revenues associated with Merus’ expanded portfolio of pharmaceutical products and foreign exchange gains resulting from an appreciation in the Euro over the period offset by increased amortization expenses ($10.4 million for Q4 2016, compared to $7.3 million for Q4 2015) combined with increased general and administrative expenses and selling and marketing expenses resulting from expanded operations.

Net Loss

Net loss for Q4 2016 increased to ($0.1) million ($0.00 loss per share), compared to a net earnings of $0.0 million ($0.00 per share) for Q4 2015, which reflects our increased operating income offset by higher borrowing costs to support an expanded portfolio and an increased income tax expense.

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EBITDA and Adjusted EBITDA

EBITDA for Q4 2016 increased to $13.4 million from $7.1 million for Q4 2015. Adjusted EBITDA, which adds back non-cash share based compensation, foreign exchange, derivative losses and (gains), investment expenses and acquisition costs, was $11.6 million for Q4 2016, compared to $9.3 million for Q4 2015. Both EBITDA and Adjusted EBITDA are reflective of our expanded portfolio and execution of its strategy.

Product Portfolio Revenue

Revenue from our product portfolio for Q4 2016 and Q4 2015 is summarized in the table below. See above under “Non-IFRS Financial Measures” for a discussion of the definition of Gross Basis Revenue:

	Three Months Ended September 30
	2016			2015
	Revenue as Reported	Add: COGS and Selling Expense included in Revenue	Gross Basis Revenue[1]	Revenue as Reported	Add: COGS and Selling Expense included in Revenue	Gross Basis Revenue[1]

Enablex/Emselex	7,556,970	–	7,556,970	7,314,00	–	7,314,00
Sintrom	7,362,221	–	7,362,221	5,986,210	4,057,029	10,043,239
Nitrates portfolio	9,706,684	4,557,295	14,263,979	–	–	–
Sanofi portfolio	1,695,044	–	1,695,044	–	–	–
Salagen	1,615,699	–	1,615,699	1,493,033	350,732	1,843,765
Vancocin	609,522	–	609,522	871,589	–	871,589
Estraderm	1,243,657	–	1,243,657	479,154	337,537	816,691
Total Revenue	29,789,797	4,557,295	34,347,092	16,144,479	4,745,298	20,889,777
Cost of Goods Sold	10,826,255	4,557,295	15,383,550	4,019,863	4,745,298	8,765,161
Gross Margin	18,963,542	–	18,963,542	12,124,616	–	12,124,616

Gross Margin (%)	63.7%		55.2%	67.1%		58.0%

Enablex

We completed the acquisition of Enablex from Novartis in 2013 and sales of Enablex are no longer subject to any transitional agreement.

Revenues attributable to Enablex for Q4 2016 increased to $7.6 million from $7.3 million for Q4 2015, representing an increase of 4.1%. Enablex sales in Q4 2016 reflect the full impact of the 60% reduction in the maximum reimbursable price for Enablex in Germany, the product’s largest market, which became effective April 1, 2016. Our anticipated volume upside post price reduction in Germany materialized and according to IMS unit volumes were significantly above the prior year quarter. Sales in the UK, Netherlands and Portugal continue to demonstrate solid results and on July 1, 2016 we launched Emselex in two new markets, the Czech Republic and Hungary.

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Sintrom

We completed the acquisition of Sintrom in September 2014. Sintrom sales are no longer subject to any transitional agreement. Accordingly, all sales of Sintrom are reported on a gross basis.

Gross Basis Revenue for Sintrom decreased to $7.4 million for Q4 2016 from $10.0 million for Q4 2015 primarily due to elevated sales during Q4 2015 resulting from the transfer of commercial operations in Spain during September 2015, which resulted in approximately two to three months of stock, or $2.8 million, being shipped during the quarter. Annual sales of Sintrom have normalized since then in accordance with our expectations.

Nitrates Portfolio

We completed the acquisition of the nitrates portfolio from UCB on February 4, 2016. Nearly half of all sales are currently being made by UCB for our account in accordance with the transition services agreement that we entered into with UCB on closing of the acquisition. Certain territories transferred off of this transition services agreement during Q4 2016. Accordingly, net revenue for FY 2016 reflect a combination of sales of nitrates on a gross basis and a net basis

Gross Basis Revenue from the newly-acquired nitrates portfolio was $14.3 million for Q4 2016 and reflects the period from the date of the portfolio’s acquisition on February 4, 2016 through to September 30, 2016. Cost of goods were higher than expected in Q4 2016 as the Company worked through inventory which existed at the time of acquisition, which was required to be purchased at a higher transfer price as part of the acquisition agreement.

Sanofi Portfolio

We completed the acquisition of the women’s health portfolio from Sanofi on March 7, 2016 for which there is a short transitional services arrangement, which was structured differently from past transitional services arrangements due to the simplicity of the acquisition (one territory only). This allowed us to record revenues on a gross basis in the financial statements from the date of acquisition.

Revenues from the Sanofi product portfolio during Q4 2016 were $1.7 million compared with nil in Q4 2015.

Salagen

We completed the acquisition of Salagen from Novartis on May 21, 2015. All sales were initially made subject to a transition services agreement. As a result of transfer of all marketing authorizations, all revenues from Salagen during Q4 2016 were recorded on a gross revenue basis.

Gross Basis Revenue for Salagen was $1.6 million for Q4 2016, compared to $1.8 million for Q4 2015. The decrease in sales relates to wholesaler buying patterns reflecting the transfer of commercial operations from Novartis to Merus, whereby the local affiliates of Novartis sell their remaining stock to Merus who subsequently sells it to its customers in the respective territories.

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Estraderm

We completed the acquisition of Estraderm from Novartis on May 21, 2015. All sales were initially made subject to a transition services agreement. As a result of transfer of all marketing authorizations, all revenues from Estraderm during Q4 2016 were recorded on a gross revenue basis.

Gross Basis Revenue from Estraderm during Q4 2016 was $1.2 million, compared to $0.8 million for Q4 2015. Results for Q4 2016 are higher than the prior year comparative period due to a lack of sales during Q3 2016 resulting from the transfer of commercial operations from Novartis to Merus for the majority of Estraderm markets during Q2 2016. Sales are expected to normalize during FY 2017.

Vancocin

We completed the acquisition of Vancocin in 2012. Sales of Vancocin are not subject to a transition services agreement and are all recorded on a gross basis.

Revenues attributable to Vancocin for Q4 2016 declined to $0.6 million from $0.9 million for Q4 2015. The decrease in revenue from Vancocin on a year-over-year basis is due to higher product returns and an increase in our estimated returns provisions on current sales. Further, sales volumes have declined over the prior year as the market competition matures and as there has been no recent significant outbreaks of C. difficile.

Operating Expenses

	Three Months Ended September 30
	2016	2015
Selling & Marketing
Marketing and promotion	107,737	188,927
Regulatory and pharmacovigilance	3,129,521	494,538
Logistics and warehousing	80,515	83,893
Consulting and other selling	746,634	45,185
Total	4,064,407	803,291

General & Administrative
Salaries, bonus, and benefits	1,481,737	726,548
Professional fees	965,094	1,012,347
Business development	154,463	63,064
Exchange and filing fees	11,564	11,862
Travel expenses	191,071	63,940
Rent and premises expenses	154,382	49,824
Other	316,303	83,288
Total	3,274,614	2,010,873

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Selling and Marketing Expense

Merus incurred selling and marketing expenses of $4.1 million for Q4 2016, compared to $0.8 million for Q4 2015. Selling and marketing expenses include all costs related to marketing, promoting and selling our products. Certain amounts in the prior period have been reclassified in order to better reflect true selling costs and improve comparability.

Selling and marketing expenses are higher in the current period driven by our expanded portfolio of products. The transfer of the majority of the Sintrom, Salagen, and Estraderm marketing authorizations and integration activities for and the newly acquired portfolios from UCB and Sanofi were in full swing in Q4 2016.

Additional one-time and ongoing regulatory, quality, pharmacovigilance, medical information expenses were required to manage the increased size and complexity of the portfolio. Significant investments were made in systems, processes and resources to handle the increased business requirements.

General and Administrative Expense

General and administrative expenses for Q4 2016 were $3.3 million, compared to $2.0 for Q4 2015 and include salaries and benefits, exclusive of non-cash share-based compensation. General and administrative expenses in the current year increased compared to the previous year, primarily due to increased headcount, increased investment in business development, increased due diligence expenses with respect to potential acquisitions, and the scaling-up of operations due to a larger product portfolio.

Share-based Compensation

Share-based compensation costs increased to $0.6 million for Q4 2016 from $0.5 million for Q4 2015 primarily due to a slight increase in grants of stock options and performance share units to management and employees during Q4 2016.

Amortization of Intangible Assets

Amortization expense of intangible assets for Q4 2016 increased to $10.4 million from $7.3 million for Q4 2015. The increase in amortization is mainly due to the additions of the UCB and Sanofi products in Q2 2016.

Foreign Exchange Losses (Gains)

Foreign exchange gains of $2.4 million were realized for Q4 2016, compared to a foreign exchange loss in Q4 2015 of $0.1 million. The loss in Q4 2016 was primarily due to the depreciation in value of US dollar and Euro denominated balances during this period. Foreign currency gains in Q4 2015 were attributable to the appreciation of the USD dollar and Euro compared to the Canadian dollar.

Finance Costs

Finance costs increased to $2.6 million for Q4 2016 from $1.4 million for Q4 2015 as a result of our increased debt in Q4 2016 compared to Q4 2015. The higher interest charges relate to the higher average outstanding debt balance during the current year period in connection with the loans under the Amended and Restated Credit Agreement that was executed in February 2016 as well as increased amortization expense for the capitalized transaction costs of the new loan.

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Derivative Losses

Derivative losses of $0.1 million were recorded in Q4 2016, primarily related to the settlements and mark-to-market of a new interest rate swap entered into in May 2016 in connection with the new Euro-denominated debt. Derivative losses of $1.4 million were recorded in the Q4 2015 primarily due to the settlement and mark-to-market of unfavourable interest rate swaps and Euro foreign exchange hedges.

SUMMARY OF QUARTERLY RESULTS

$ millions unless noted	FQ4 2016	FQ3 2016	FQ2 2016	FQ1 2016	FQ4 2015	FQ3 2015	FQ2 2015	FQ1 2015

Total revenues as reported	29.80	25.66	19.70	15.93	16.14	9.51	12.68	10.63
Total Gross Basis Revenue[1]	34.35	32.57	26.22	18.26	21.38	13.68	16.90	14.67
Gross margin	18.96	16.84	8.69	11.44	12.12	8.69	11.24	9.37

Net income (loss)	(0.07)	(5.05)	(3.43)	(0.92)	0.02	(1.81)	1.76	(0.22)

Earnings (loss) per share (in $'s):
Basic	0.00	(0.04)	(0.03)	(0.01)	0.00	(0.03)	0.03	0.00
Diluted	0.00	(0.04)	(0.03)	(0.01)	0.00	(0.03)	0.03	0.00

Total assets	375.38	368.92	388.90	258.32	263.98	246.66	188.20	193.42
Total long-term financial liabilities	155.01	158.81	171.18	68.80	72.66	76.51	80.35	84.18

EBITDA[2]	13.38	7.76	8.88	7.57	7.15	5.84	9.42	7.46
Adjusted EBITDA[2]	11.62	11.88	11.04	8.54	9.31	6.36	9.39	7.56

1 Gross Basis Revenues - Non-IFRS Financial Measures - see definition under "Overall Performance"

2 EBITDA and Adjusted EBITDA - Non-IFRS Financial Measures - see definition under "Overall Performance"

During the periods presented in the table above, our business has undergone significant growth as a result of the product acquisitions we have completed. Our results of operations for FQ1 2015 reflect sales of our Enablex, Vancocin, and Sintrom products, whereas our result of operations for FY 2016 reflect Enablex, Sintrom, our nitrates product portfolio, our Sanofi product portfolio, Salagen, Estraderm and Vancocin. This expansion in our product portfolio has resulted in the significant increase in our revenues over this eight quarter period, and a corresponding significant increase in both our assets and our liabilities.

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Our revenues in FQ1 of 2015 reflected a full quarter of our newly acquired Sintrom product in addition to our Enablex and Vancocin products. The growth experienced in the first quarter of 2015 increased through the second quarter of 2015. We reported our initial positive net income of $1.8 million in FQ2 2015, primarily due to an increased share of in-market Enablex revenue due to the expiration of a legacy marketing agreement. Revenue dipped somewhat in FQ3 2015 mainly due to the timing of inventory shipments which resulted in lower recognized sales for the period.

Revenue rebounded in the fourth quarter of 2015 and the first quarter of 2016 primarily as a result of the revenue from Sintrom shifting from a net revenue basis to a Gross Basis Revenue basis as the process of transferring marketing authorizations from Novartis to the Company continued.

We acquired the nitrates portfolio from UCB and the women’s health portfolio from Sanofi in the second quarter of 2016. These acquisitions significantly increased our assets and liabilities as at March 31, 2016 in comparison to December 31, 2015. The initial revenues from these newly acquired products also increased our revenue in FQ2 2016.

Our revenue has continued to increase Q3 2016 and Q4 2016 in comparison to Q2 2016 as this quarter reflected the initial full quarter of operations for the products acquired from UCB and Sanofi and most of the Sintrom, Salagen, and Estraderm revenue was reported on a gross basis. Consistent with the increase in our assets resulting from product acquisitions, our amortization expenses have increased significantly over prior quarters as we are required, under accounting policies, to amortize the acquisition cost of products over their estimated remaining useful lives. This increase in amortization expense has had a significant impact on our earnings, with the result that our net loss has increased marginally notwithstanding the significant growth in our revenue.

Revenues increased again in Q4 2016, which reflect the fact that only the products comprising our UCB product portfolio remained subject to transition agreements under which we reported revenues on a net basis.

Seasonality

Merus’ product lines are generally not susceptible to seasonal fluctuations. Historical sales trends have not indicated that any of our products have seasonal variations that would materially impact quarterly revenue trends.

LIQUIDITY AND CAPITAL RESOURCES

We currently manage our capital structure and makes adjustments to it based on, amongst other things, the cash resources expected to be generated to support our future business plans. We currently have three principal sources of capital, namely (i) cash flows from our operations, (ii) our debt facilities, and (iii) potential future equity financings.

We currently generate significant positive cash flows from operations and these cash flows are used to retire our long-term debt obligations. We may raise additional equity capital, as required, to pursue the acquisition of additional pharmaceutical products. In addition, while existing debt will be retired using cash flows generated from current operations, new debt may be obtained to pursue the acquisition of new pharmaceutical assets. We review our capital management approach on an ongoing basis in conjunction with external factors and believe that the current approach is optimal. If additional sources of capital are required and not available or are not available at economically reasonable terms, we will need to assess alternatives including expense reductions and the sale of existing assets.

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Over the next twelve months, our plan is to use our operating cash flow to satisfy our short-term debt obligations, while continuing to pursue strategic acquisitions. In February 2016, in conjunction with our latest two new acquisitions, we refinanced our credit facility to a new Euro-denominated five-year term loan. This loan represented approximately $120 million in new capital. In addition, in March 2016, we completed a bought-deal financing of special warrants that resulted in gross proceeds of $27 million. These new funds, along with a portion of our cash on hand, were used to acquire two portfolios of products for a total of approximately $175 million.

We continue to evaluate new product acquisitions, both in connection with legacy and growth medicines. We anticipate that any additional near term acquisitions will be funded by additional debt and/or equity financings. We currently do not have any arrangements in place for new debt or equity financings and there is no assurance that new debt or equity financings can be obtained at attractive terms.

Cash and Working Capital

Merus had cash and cash equivalents of $3.2 million as at September 30, 2016, compared to $41.0 million as at September 30, 2015.

We had a working capital deficit of $13.8 million as at September 30, 2016, compared to working capital of $36.5 million as at September 30, 2015. The working capital deficit as at September 30, 2016 is primarily attributable to the current portion of our long-term debt in the amount of $36.1 million which is repayable under the Amended and Restated Credit Agreement, as further discussed below. As at September 30, 2016, excluding provisions and obligations related to long-term debt, we had working capital of $22.3 million compared to $52.0 million at September 30, 2015.

The decrease in cash from September 30, 2015 to September 30, 2016 was primarily the result of the acquisition of two new product portfolios in Q2 2016 and the related working capital investment, which required the use of a significant amount of cash on hand combined with the proceeds from debt and equity financings. The decrease in working capital from September 30, 2015 to September 30, 2016 was primarily the result of the increase in the current portion of our long-term debt, i.e. that portion that becomes due within twelve months of September 30, 2016.

Merus plans to repay the principal and interest amounts due under the Amended and Restated Credit Facility using cash generated from operations. We believe that cash generated from operations will be sufficient to pay these principal amounts without any additional debt or equity financing required. We may evaluate a further amendment to our Amended and Restated Credit Facility during FY 2017 to provide us with an increased revolver for operating cash purposes.

Amended and Restated Credit Agreement

Merus entered into the Amended and Restated Credit Agreement in February 2016 in connection with the product acquisitions completed in the second quarter of 2016. The credit facilities under the Amended and Restated Credit Agreement include a senior secured revolving credit facility in the principal amount of $10 million and senior secured term facilities in the aggregate principal amount of $170 million. Advances under the senior secured term facilities are denominated in Euros and are repayable over a five-year term, with equal quarterly repayments of the principal advanced. The applicable interest rates of loans advanced under the credit facilities are determined by reference to the ratio of our senior funded debt to our EBIDTA in accordance with the terms of the Amended and Restated Credit Agreement. All amounts under the senior secured term facilities were advanced in the second quarter of 2016.

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Finally, under the Amended and Restated Credit Agreement, we repaid the $60.0 million owing under our Original Credit Agreement, entered into in September 2014 in connection with our acquisition of Sintrom®.

Our long term debt, inclusive of the current portion of long term debt due within one year and capitalized transaction costs, increased to $145 million as at September 30, 2016 from 62.7 million as at September 30, 2015.

Cash Provided by Operations

Cash provided by our operations was $22.1 million in FY 2016 compared to $20.4 million in FY 2015. This small increase was primarily due to the expanded product portfolio, offset by use of cash to build-up working capital related to the new product acquisitions, as well as higher interest rate expenses.

Cash Provided by Financing Activities

Cash used by financing activities in FY 2016 was $116.4 million, compared to $44.3 million in FY 2015. As discussed above, we entered into the Amended and Restated Credit Agreement in February 2016 in connection with our acquisition of the nitrate product portfolio from UCB and the women’s health portfolio from Sanofi. Proceeds from this debt issuance, net of issuance costs, were $172.6 million, out of which we refinanced the amount outstanding under our Original Credit Agreement in the amount of $60.0 million and made scheduled and voluntary repayments of $21.8 million for amounts outstanding under the Original Credit Agreement and Amended and Restated Credit Agreement. In addition, we completed a special warrant financing for net proceeds of $25.3 million. The proceeds of the special warrant financing were used in connection with the acquisition of the women’s health portfolio from Sanofi.

Cash Used in Investing Activities

Cash used in investing activities was $176.2 million in FY 2016 compared to $38.0 million in FY 2015. Cash used during FY 2016 related to the acquisition of the nitrates portfolio from UCB and the women’s health portfolio from Sanofi as well as investments in a new ERP solution and continued development costs for the transfer of manufacturing operations for certain products. Cash used for investing in FY 2015 related to the acquisition of Salagen and Estraderm as well as capitalized development costs involved in the transfer of manufacturing operations as part of the value creation activities planned for several of our existing assets.

Fiscal 2017 Outlook

Our FY 2017 Adjusted EBITDA, at current exchange rates and without consideration of new acquisitions, is expected to be in the range of $44 to $48 million. We expect to have significantly stronger second half in FY 2017, where 55% to 60% of annual Adjusted EBITDA is expected. Our FY 2017 guidance reflects the current Euro exchange rate which is well below the average rate in FY 2016, a full year of our base products, and an expected $4 million savings from the Sintrom tech transfer, building in phases to a level of approximately $2 million quarterly savings by Q4 FY 2017. As well, a reduction in ongoing operating expenses (primarily in the regulatory and compliance area) is anticipated to be realized in the second half of fiscal 2017, with some one-time costs incurred in the first half of fiscal FY 2017.

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We anticipate FY 2017 will be a transition year for Merus, and our focus will be on operational effectiveness: optimizing sales, streamlining expenses, assessing debt structure, and enhancing systems and processes.

As we continue to pay down our debt in fiscal 2017 in accordance with the provisions of the term loan under our Amended and Restated Credit Facility, we anticipate that the ratio of our net debt (being the current and long-term portions of our debt, less cash and short term investments) to Adjusted EBITDA, as calculated on a 12 month rolling forward basis, will be maintained at approximately 3 in the near term and the interest rate on our debt facility will be adjusted accordingly per the debt agreement. We anticipate that the interest rate on our debt facility will be 4.5% and will drop to 4.0% by 2017 fiscal year end.

Our earnings guidance is not predicated on any built-in product price increases. Guidance also does not include any reductions in sales from any new generic or other branded product competition. We have included in our guidance allowance for some price impact in smaller markets for our Enablex product as a follow-on to the price reduction determination in Germany.

Adjusted EBITDA for FY 2016 was $43.2 million, within our previously communicated revised guidance range of $43 to $46 million. Sales, cost of goods and operating expenses were all higher than anticipated, resulting in Adjusted EBITDA being at the lower end of guidance. Adjusted EBITDA for FY 2016 was below the initial guidance range of $46 to $50 million provided in March 2016 due to (i) delays in costs savings from the Sintrom technology transfer being achieved, (ii) devaluation of the Euro (an approximate $2 million negative impact), and (iii) one-time and increased operating expenses incurred in the second half of FY 2016.

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CRITICAL ACCOUNTING POLICIES

We consider the following to be our critical accounting policies:

Revenue recognition and estimated product returns

Revenue from product sales, including shipments to distributors, is recognized when Merus has transferred to the customer the significant risks and benefits of ownership or future obligations with respect to the product, and it is probable that the economic benefits associated with the transaction will flow to the Company and the amount of revenue can be measured reliably. Revenue from product sales is recognized net of estimated sales discounts, credits, returns, rebates and allowances.

In connection with certain acquisitions, the Company may enter into a form of transition service arrangement whereby the seller of the asset or business will continue to perform certain activities to facilitate the seamless and efficient transfer of the products. Upon the recent acquisitions of the nitrates portfolio from UCB, the Company entered into a transition agreements with UCB to provide distribution, regulatory and other supply chain functions for a period time post-sale, until the marketing authorizations for the products transferred to the Company. During the transition period, UCB provides the Company with a monthly reconciliation of revenues, costs of goods and other related expenses, for which the Company then bills UCB. With the acquisitions of Sintrom, Salagen and Estraderm, we entered into a transition services and supply agreement with the vendor, Novartis. The agreements required that Novartis continue to manufacture, distribute, and promote the product until we obtained the necessary marketing authorizations to allow it to take over these functions as principal. Novartis provided us a monthly reconciliation of revenues, cost of goods, and marketing and selling expenses for which we then billed Novartis for the net amount receivable. In this transition agreement periods, we rely on the financial information provided by the vendor to estimate the amounts due under this agreement. Based on the terms of this arrangement and the guidance per IAS 18 regarding agency relationships, for the period of these arrangements, revenues relating to the products were recorded on a net basis in the statement of operations, net of cost of goods and marketing and selling expenses.

Our return policy is limited to damaged or expired product. The return allowance is determined based on analysis of the historical rate of returns and current market conditions, which is applied directly against sales.

Share-based compensation

From time to time, Merus grants options and performance share units (PSU’s) to directors, officers, employees and non-employees to purchase common shares. We account for these stock options using the fair-value method. Share-based payments, equal to the fair value of the options on the date of grant, are recognized in the statement of operations, with an offsetting credit to equity reserves, for stock options granted to employees, officers and directors over the period during which the related options vest. Share-based payments are recognized in the statement of operations, with an offsetting credit to equity reserves, for options granted to non-employees based on the fair value of the services received. Consideration paid upon exercise of stock options, along with the applicable amount of equity reserves, is credited to share capital.

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Intangible assets

Intangible assets include all costs incurred to acquire licensing and distribution agreements, product rights and patents. Intangible assets are recorded at cost less accumulated amortization and accumulated impairment losses and are amortized on a straight-line basis over their estimated useful life of 2 to 15 years. Costs incurred with respect to the transfer of manufacturing know-how, methods, and technology from the original manufacturer to the Company’s own manufacturing partner are capitalized as incurred under the criteria of internally generated intangible assets as defined by IAS 38 - Intangible assets. Such costs are only amortized once commercial production with the new manufacturing partner commences. Management has estimated the useful life based on industry data of similar products and patents. We conduct an annual assessment of the residual balances, useful lives and amortization methods being used for intangible assets and any changes arising from the assessment are applied prospectively.

Business combinations and goodwill

Business combinations are accounted for using the acquisition method. The cost of an acquisition is measured as the aggregate of the consideration transferred, measured at the acquisition date fair value. Acquisition costs incurred are expensed and included in acquisition costs.

Goodwill represents the price paid for acquisitions in excess of the fair market value of net tangible and identifiable intangible assets acquired. Goodwill is carried at cost, less impairment losses if any. Goodwill is tested for impairment at the end of each fiscal year or if events or changes in circumstances indicate a potential impairment. Determining whether goodwill is impaired requires an estimation of the recoverable amount of the cash generating units (“CGUs”) to which goodwill has been allocated.

For the purpose of impairment testing, goodwill acquired in a business combination is allocated to each of the CGUs, or groups of CGUs, that is expected to benefit from the synergies of the combination. Each unit or group of units to which the goodwill is allocated represents the lowest level within the entity at which the goodwill is monitored for internal management purposes.

Foreign currency translation

(i)        Functional and presentation currency

Items included in the financial statements of each of the Company’s entities are measured using the currency of the primary economic environment in which the entity operates (the “functional currency”). The consolidated financial statements of the Company are presented in Canadian dollars (“CAD”), which is the parent Company’s functional and presentation currency. The functional currency of Merus Labs Luxco S.a R.L., Merus Labs Luxco II S.a R.L., and Merus Labs Netherlands BV is Euros. The functional currency of Merus Pharma Inc. and ECG Holdings (US) Inc. is Canadian dollars.

(ii)        Transactions and balances

Foreign currency transactions are initiated by the Company’s entities at their respective functional currency using the exchange rates prevailing at the date of the transaction. At each statement of financial position date, monetary assets and liabilities are translated using the period-end foreign exchange rate. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using exchange rates as at the dates of the initial transactions. Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates at the date when acquired. All gains and losses on translation of these foreign currency transactions are included in the statement of operations.

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(iii)       Company’s subsidiaries

On consolidation the assets and liabilities of foreign operations are translated into CAD at the rate of exchange prevailing at the reporting date and their statement of operations are translated at the average exchange rates prevailing during the period. The exchange differences arising on translation for consolidation are recognized in other comprehensive income. On disposal of a foreign operation, the component of other comprehensive income relating to that particular foreign operation is recognized in the consolidated statement of operations.

Impairment of non-financial assets

At the end of each reporting period or when indications of impairment arise, we review the carrying amounts of our property and equipment, intangible assets and goodwill to determine whether there is an indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss. In addition, goodwill, intangible assets with indefinite useful lives and intangible assets not yet available for use, if any, are tested for impairment annually.

An impairment loss is recognized when the carrying amount of an asset, or its CGU, exceeds its recoverable amount. A CGU is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets.

The recoverable amount is the greater of the asset’s or CGU’s fair value less costs to sell (“FVLCTS”) and value in use (“VIU”). In assessing VIU, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or CGU. In determining FVLCTS, a post-tax discounted cash flow model is used. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the CGU to which the asset belongs. If the recoverable amount of the asset or CGU is less than its carrying amount, an impairment loss is recognized immediately in the statement of operations.

Other than goodwill, where an impairment loss subsequently reverses, the carrying amount of the asset is increased to the revised estimate of its recoverable amount to the extent that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset in prior years. Goodwill impairment losses are not reversed.

Critical judgements

The following are the critical judgements, apart from those involving estimations (see below), that we have made in the process of applying our accounting policies and that have the most significant effect on the amounts recognised in the consolidated financial statements.

Acquisition accounting

Management has exercised judgement in determining that the product acquisitions of the nitrates portfolio from UCB and the women's health portfolio from Sanofi were each acquisitions of a business. In addition, management has exercised judgement in determining that the product acquisitions of Salagen and Estraderm were asset acquisitions. Management considered the guidance and definitions per IFRS 3 and IAS 38 in making these determinations. These transactions have been recorded in the consolidated financial statements based on management’s assessment of fair value for the acquired assets and liabilities.

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Functional currency

Management has exercised judgement in selecting the functional currency of each of the entities that it consolidates based on the primary economic environment in which the entity operates and in reference to the various indicators as provided by IAS 21 - The effects of changes in foreign exchange rates. Our consolidated financial statements are presented in Canadian dollars (“CAD”), our functional and presentation currency.

Use of estimates

In preparing the consolidated financial statements in accordance with IFRS, management is required to make estimates and assumptions that affect the reported amount of assets, liabilities, and the disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates used in the consolidated financial statements and such differences could be material. Significant estimates include:

•	the allowance for inventory obsolescence;
•	estimates for product returns
•	allocation of the purchase price and estimates of fair value for the acquired assets and liabilities;
•	the estimated useful lives of property and equipment and intangible assets;
•	impairment of financial and non-financial assets;
•	valuation of deferred tax assets and liabilities; and
•	the valuation of warrants and share-based compensation expense.

Significant estimates

The following are the key assumptions concerning the future, and other key sources of estimation uncertainty at the end of the reporting period, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year.

Inventory obsolescence

The Company reviews the net realizable value of its inventory. The Company has determined that there are adequate sales to support the carrying amount for all inventories as at September 30, 2016. In addition, management reviews specific product and industry experience with returns in assessing if a write-down is required.

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Estimated product returns

Revenue from product sales is recognized net of estimated sales discounts, credits, returns, rebates and allowances. The Company’s return policy is limited to damaged or expired product. The return allowance is determined based on an analysis of the historical rate of returns, industry return data, and current market conditions, which is applied directly against sales.

Allocation of the purchase price and estimates of fair value for the acquired assets and liabilities

A preliminary assessment of the fair value of all assets and liabilities acquired via business combinations and product acquisitions is performed based on all current available information. Management updates the estimated fair value as information becomes available, support from third party market data becomes available, and where necessary, third party independent valuations are obtained. Management is ultimately responsible for the allocation of the purchase price and estimates of fair value for the acquired assets and liabilities.

Impairment of financial and non-financial assets

Financial Assets

At the end of each fiscal quarter, Merus determines whether there is objective evidence that a financial asset or group of financial assets is impaired.

If there is objective evidence that an impairment loss has occurred on an unquoted or not actively traded equity instrument that is not carried at fair value (because its fair value cannot be reliably measured), the amount of the loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows discounted at the current market rate of return for a similar financial asset and is recognized in profit or loss for the period. Reversals of impairment losses on assets carried at cost are not permitted.

For financial assets carried at amortized cost, the amount of the loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset’s original effective interest rate (i.e. the effective interest rate computed at initial recognition).

Objective evidence of impairment of financial assets carried at amortized cost exists if the counterparty is experiencing significant financial difficulty, there is a breach of contract, concessions are granted to the counterparty that would not normally be granted, or it is probable the counterparty will enter into bankruptcy or a financial reorganization.

Non-Financial Assets

Determining whether goodwill is impaired requires an estimation of the recoverable amount of the cash generating units (“CGUs”) or groups of CGUs to which goodwill has been allocated. The determination of recoverable amount requires us to estimate the future cash flows expected to arise from these CGUs and a suitable discount rate in order to calculate the recoverable amount of the CGUs. If the recoverable amount of the CGUs is less than its carrying amount, an impairment loss is recorded. Merus currently has no goodwill.

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At the end of each reporting period, the Company reviews property and equipment and intangible assets for indicators of impairment. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss, if any. Where it is not possible to estimate the recoverable amount of an individual asset, the assets are then grouped together into a CGU and a recoverable amount is estimated for that CGU. As at September 30, 2016, no indicators of impairment were identified.

Useful lives of property, equipment and intangible assets

Merus reviews the estimated useful lives of property, equipment and intangible assets at the end of each year, with the effect of any changes in estimates being accounted for on a prospective basis.

Depreciation on property, equipment, and amortization on intangible assets is calculated using the straight-line method to allocate their cost to their residual values over their estimated useful lives, as follows:

•	Furniture, fittings and equipment	3 - 5 years
•	Leasehold improvements	Over the term of the lease
•	Product rights	2 - 10 years
•	Product patents	Remaining economic life of patent
•	Manufacturing equipment	5 - 10 years

During the year ended September 30, 2016, the useful lives were considered reasonable.

Valuation of deferred tax assets and liabilities

The Company estimates the probability that taxable profits will be available against deductible temporary differences can be utilized and thus give rise to deferred tax assets. The Company has reviewed the expected profitability and determined that no deferred tax asset should be recognized at this time.

Valuation of warrants and share-based compensation expense

The Company estimates the fair value of warrants and share options issued for employment services based on the Black Scholes option-pricing model for warrants and share options with a service condition. These methods of valuation, which require management to use certain assumptions regarding inputs used, were applied to the equity transactions during the year.

The Company estimates the fair value of performance share units (PSUs) for employment services based on the market price of the shares on the date of the grant.

FINANCIAL RISK MANAGEMENT

The use of financial instruments can expose the Company to several risks, including market, credit and liquidity risks. Apart from the risks listed below, management is of the opinion that they are not exposed to any other significant risks. A discussion of the Company’s use of financial instruments and its risk management is provided below:

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Liquidity Risk

Liquidity risk is the risk that the Company will not have sufficient cash resources to meet its financial obligations as they come due. The Company’s liquidity and operating results may be adversely affected if the Company’s access to the capital markets is hindered, whether as a result of a downturn in stock market conditions generally or related to matters specific to the Company. In order to mitigate this risk, the Company maintains a sufficient cash balance in order to satisfy short-term liabilities as they come due and actively pursues raising capital through various public and private financing mechanisms to satisfy longer term needs.

The table below analyzes the Company’s non-derivative financial liabilities into relevant maturity groupings based on the remaining period at the statement of financial position date to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows and do not include capitalized transaction costs.

	Year ended September 30
At September 30, 2016	2017	2018	2019	Thereafter
Operating line	$5,000,000	$–	$–	$–
Senior Secured Facility	37,266,232	32,919,147	32,919,147	45,031,630
Accounts payable and
accrued liabilities	15,875,493	–	–	–
Income taxes payable	635,891	–	–	–
Total	$58,777,616	$32,919,147	$32,919,147	$45,031,630

	Year ended September 30
At September 30, 2015	2016	2017	2018	Thereafter
Debt	$16,000,000	$16,000,000	$16,000,000	$16,000,000
Accounts payable and
accrued liabilities	8,314,307	–	–	–
Income taxes payable	1,150,791	–	–	–
Total	$25,465,098	$16,000,000	$16,000,000	$16,000,000

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Currency Risk

The Company is subject to currency risk through its sales of products and services denominated in foreign currencies, purchases of inventory in US dollars and product acquisitions denominated in foreign currencies. As such, changes in the exchange rate affect the operating results of the Company. Dependent on the nature, amount and timing of foreign currency receipts and payments, the Company may from time to time enter into foreign currency derivative contracts to reduce its exposure to foreign currency risk as discussed in note 8. In February 2016, the Company entered into a Euro Facility to establish a natural hedge against its Euro sourced revenues, thus minimizing the need for foreign currency derivative contracts.

The following significant monetary financial assets and liabilities were denominated in foreign currencies at September 30, 2016 (U.S. dollar 1.3117, Euro 1.4741, British pound 1.7069, Swiss franc 1.3531) and September 30, 2015 (U.S. dollar 1.3345, Euro 1.4951, British pound 2.0244, Swiss franc 1.3704):

	September 30 2016	September 30 2015
Canadian Dollar Equivalent :
Denominated in US dollars	$(1,631,182)	$17,778,635
Denominated in Euros	(143,423,582)	13,102,315
Denominated in British pounds	5,121,046	732,432
Denominated in Swiss francs	431,128	(68,211)
Hedge contracts denominated in Euros	–	(23,921,600)
Net (liabilities) assets denominated in foreign currencies	$(139,502,589)	$7,623,571

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The following table shows the estimated sensitivity of the Company’s total comprehensive gain (loss) for the period ended September 30, 2016 from a change in foreign currencies with all other variables held constant as at September 30, 2016:

	Change in net after-tax	Change in net after-tax
Percentage change in	gain from % increase	loss from % decrease
foreign currencies	in foreign currencies	in foreign currencies
2%	$(2,790,052)	$2,790,052
4%	(5,580,104)	5,580,104
6%	(8,370,155)	8,370,155
8%	(11,160,207)	11,160,207
10%	(13,950,259)	13,950,259

Market Risk

Market risk is the risk that the fair value of, or future cash flows from, the Company’s financial instruments will significantly fluctuate because of changes in market prices. The value of the financial instruments can be affected by changes in interest rates, foreign exchange rates, and equity and commodity prices. The Company is not exposed to significant market risk given the low value of its investments.

Credit Risk

Some of the Company’s financial assets, including cash and cash equivalents and short-term investments are exposed to the risk of financial loss occurring as a result of default of a counterparty on its obligations to the Company. The Company may, from time to time, invest in debt obligations. The Company is also exposed, in the normal course of business, to credit risk from customer receivables. These amounts are continually monitored by management for collectability, and, in general, are lower risk as they are typically due from large institutions or multinational distributors.

Interest Rate Risk

Merus has significant current and long-term debt in the form of senior secured debt which currently bears interest at a floating interest rate of EURIBOR (0% floor) plus 4.0% and will incur greater interest expenses if the EURIBOR rate rises. Management has reduced this risk by entering into an interest rate swap arrangement as allowed for through facilities in its credit agreement. Interest rate swaps effectively fix the interest rate on the debt to which they are applied. At September 30, 2016, Merus had interest rate swaps applied to approximately 50% of its senior secured debt facility and it is management’s opinion that Merus is not exposed to significant interest rate risk at this time.

COMMITMENTS

Operating lease commitments

Merus has entered into operating lease agreements for office premises and equipment with minimum annual lease payments to expiry as follows:

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September 30, 2016
Less than 1 year	$300,540
1 to 2 years	300,540
2 to 3 years	300,540
Thereafter	475,855
Total	$1,377,475

Non-Derivative Financial Liabilities

The table below analyzes our non-derivative financial liabilities into relevant maturity groupings based on the remaining period at the statement of financial position date to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows and do not include capitalized transaction costs.

	Fiscal year ended September 30
At September 30, 2016	Total	2017	2018	2019	Thereafter
Operating line	$5,000,000	$5,000,000	–	–	–
Debt	148,136,156	37,266,232	$32,919,147	$32,919,147	$45,031,630
Accounts payable and
accrued liabilities	15,875,493	15,875,493	–	–	–
Income taxes payable	635,891	635,891	–	–	–
Total	$169,647,540	$58,777,616	$32,919,147	$32,919,147	$45,031,630

OFF BALANCE SHEET ARRANGEMENTS

Merus had no off balance sheet arrangements as at September 30, 2016 and does not have any off balance sheet arrangements as at the date of this MD&A.

RELATED PARTY TRANSACTIONS

At September 30, 2016, there were no amounts owing to or from related parties. The remuneration of directors and other members of key management personnel are as follows:

	Year ended September 30
	2016	2015

Salaries	$3,076,898	$1,538,240
Share based compensation	2,393,428	2,512,459
	$5,470,326	$4,050,699

DISCLOSURE CONTROLS AND PROCEDURES

Disclosure controls and procedures form a framework designed to provide reasonable assurance that information disclosed publicly fairly presents in all material respects the financial condition, results of operations and cash flows of the Company for the periods presented in this MD&A. The Company's disclosure controls and procedures framework includes processes designed to ensure that material information relating to the Company, including its consolidated subsidiaries, is made known to management by others within those entities to allow timely decisions regarding required disclosure.

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The Company’s management, with the participation of its CEO and CFO is responsible for establishing and maintaining adequate internal control over financial reporting. The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

As at September 30, 2016, management evaluated the design and operating effectiveness of the Company’s internal controls over financial reporting and concluded as at September 30, 2016, the Company’s internal controls over financial reporting were operating effectively.

There were no material changes made to the Company’s internal controls over financial reporting during the year ended September 30, 2016 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting. In addition, management assessed disclosure controls and procedures to be effective as of September 30, 2016.

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DISCLOSURE OF OUTSTANDING SHARE DATA

Common Shares

Merus’ authorized share capital consists of an unlimited number of common shares without par value. As at December 13, 2016 we had 116,999,906 common shares issued and outstanding.

Preference Shares

Merus is authorized to issue an unlimited number of preferred shares without par value. The preferred shares may be issued in series on such terms as determined by our Board of Directors in accordance with the special rights and restrictions as set out in our Articles. As of December 13, 2016, we had 10,000 Series A Preferred Shares issued and outstanding, each with a liquidation value of $1,000, for a total value of $10,000,000. The Series A Preferred Shares pay a dividend of 8% per annum, subject to adjustment if Merus does not redeem them after October 31, 2019. At any time at the option of the holder, these Series A Preferred Shares may be converted into common shares at a conversion price of $2.20 per share. The Series A Preferred Shares are redeemable at Merus’ option at any time after October 31, 2019. Merus can also redeem them at any time in the event of a change of control subject to the payment of a change of control premium.

Stock Options

We have 5,158,500 stock options outstanding as at December 13, 2016.

ADDITIONAL INFORMATION

Additional information about Merus is available on SEDAR at http://www.sedar.com.

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